Document #: 492524


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                         Commission File Number 0-10315


(Check One):|X|  Form 10-KSB  |_|  Form 11-K   |_|  Form 20-F    |_| Form 10-Q
|_|  Form N-SAR
         For Period Ended:        July 31, 2006
                           -----------------------------------------------------

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on From 11-K
         For the Transition Period Ended:
                                           -------------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         IMPLANTABLE VISION, INC.
                         -------------------------------------------------------

Former name if applicable
                           BAYMARK TECHNOLOGIES, INC.
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Address of principal executive office (Street and number)
                                2030 47th Street, Second Floor
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City, state and zip code        Astoria, New York 11105
                         -------------------------------------------



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Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

         The preparation of our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2006 will be delayed due the fact that we changed securities counsel in October 2006 and we need more time to work with our new counsel to prepare the necessary disclosure.

         As a result of the foregoing, our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2006 could not be completed by the required filing date without unreasonable cost and effort, but will be completed and filed on or before November 13, 2006.

Part IV

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
                        Eric M. Hellige                      (212) 421-4100


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|

         We anticipate a significant change in our results of operations for the fiscal year ended July 31, 2006 as compared to the fiscal year ended July 31, 2005 for the reasons described below.


         As previously reported in our Current Report on Form 8-K, dated December 19, 2005 and filed with the Commission on December 21, 2005, we acquired, through our wholly-owned subsidiary BT Acquisitions, Inc., all of the outstanding equity interests of JIGJIG, LLC, a privately-held limited liability company. We anticipate a significant change in our results of operations for the year ended July 31, 2006 as compared to the year ended July 31, 2005 primarily due to the additional expenses that we incurred in 2006 in connection with the operation of the business that we acquired from JIGJIG. We had no operating business in fiscal year 2005.

         Total operating expenses increased from $0 to $944,653 for the years ended July 31, 2005 and 2006, respectively. The increase in these expenses was primarily a result of additional compensation expenses, research and development expenses, and general and administrative expenses arising in connection with the operation of the business that we acquired from JIGJIG, and expenses arising from our acquisition of certain intellectual property assets of CIBA Vision AG in June 2006. The acquisition of these intellectual property assets was previously reported in our Current Report on Form 8-K, dated June 23, 2006 and filed with the Commission on June 26, 2006, which Current Report was amended by that certain Current Report on Form 8-K filed with the Commission on June 27, 2006. As a result of these expense increases, we incurred a net loss of approximately $810,143 for the year ended July 31, 2006 as compared to a net loss of $0 for the year ended July 31, 2005.


     IMPLANTABLE VISION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 30, 2006                     By:   /s/ William Rozakis
                                                ---------------------
                                                Name: William Rozakis
                                                Title: Secretary and Chief
                                                       Financial Officer